Filed by Shutterstock, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Getty Images Holdings, Inc.
Commission File No.: 001-41453

FAQs (as revised)

For more information about the transaction, visit investor.shutterstock.com.

WHAT HAPPENED, WHY & WHAT YOU CAN EXPECT:

What was announced today?
Shutterstock and Getty Images announced that they entered into an agreement to merge, creating a premier visual content company. As a combined company, Getty Images and Shutterstock will offer a content library with greater depth and breadth for the benefit of customers, expand opportunities for its contributor community and reinforce its commitment to the adoption of inclusive & representative content. Furthermore, the stronger financial profile of the combined company will create increased capacity for investment and innovation for customers in a fast-evolving and highly competitive environment.  Until we close the transaction, Shutterstock and Getty remain independent companies and it is business as usual.

What are the strategic benefits of merging?
This merger is transformational for both companies. Combining these businesses unlocks new opportunities, such as:
●	Complementary portfolios to address diverse customer needs
●	Additional opportunities to invest for growth
○	Innovative content creation
○	Expanded event coverage
○	Customer-facing technologies and capabilities such as search, 3D imagery and generative AI

●	Expands opportunities for contributors to reach customers around the world

What role will Shutterstock’s management team have in the combined company?
Until we close the transaction, Paul will continue to serve as CEO of Shutterstock, and he and the rest of the leadership team will maintain their focus on the Company's strategic priorities.

After closing, Craig Peters, CEO of Getty Images will be the CEO of the newly combined company (called Getty Images). Paul will become a board member of Getty Images and will no longer be CEO of Shutterstock. The specifics of the future organization are not yet finalized. Our leadership team is focused and motivated to lead their teams through this merger and provide support throughout the change process.

How does this impact our strategy/plans for 2025?
Until the transaction closes, it is business as usual, and we will continue to focus on our 2025 strategy and priorities. As the process progresses, and as a normal course of business, we will evaluate our priorities regularly and adjust as needed to ensure we are growing our business and delivering for our customers as planned.

How will this transaction impact my day-to-day responsibilities?
For now, and until the transaction is closed, your work will be entirely led by your Shutterstock team and you should continue to drive for success in 2025 as planned.

THE PROCESS:

Is there a difference between “signing” and “closing”? What should we expect between signing and closing?
We have signed an agreement to merge, but there are additional steps remaining before we close the merger transaction. Before Shutterstock and Getty actually merge, there are a number of closing conditions to satisfy, including shareholder approvals, regulatory approvals and other customary closing conditions.  In the period between signing and closing, it will remain business as usual and both companies will continue to operate independently.

How long is the period between signing and closing?
We anticipate the transaction will close in the second half of 2025.

Is it possible that this deal doesn’t close?
It is always possible that an announced transaction won’t close. However, our expectation is that the transaction will close once all customary conditions to closing have been met, which is targeted in the second half of 2025. It is important that we continue to focus on Shutterstock’s 2025 strategy until we have closed.

WHAT THIS MEANS FOR EMPLOYEES:

Will anything change about my role or reporting structure?
Until the transaction closes, there are no changes planned in your role or reporting structure. As always, Shutterstock reserves the right to make organizational changes as needed in order to achieve Shutterstock’s 2025 strategy during the pre-close period.

Will there be layoffs as a result of this transaction?
At this time, we cannot provide specific details about potential changes to staffing. However, the transaction aims to combine the strengths of both companies, creating new opportunities for growth, innovation, and career development. While it is business as usual until the closing, our focus is on building a stronger, more competitive organization that offers exciting prospects for all employees. We will continue to communicate openly and provide updates as more information becomes available.

Will this affect my pay or benefits, including equity vesting and vacation? Will my compensation / benefits change when the deal closes?
We expect no change to our current programs or benefits through the pre-closing period. We will continue to have our annual performance and compensation cycle as planned. As always, Shutterstock reserves the right to make changes as needed in the ordinary course.

Once the deal closes, per the terms of the merger agreement, employees who continue their employment with the combined company will maintain their base salary and substantially equivalent incentive opportunities and benefits for at least 1 year post close.  More information will be shared as we get closer to the expected transaction closing.

What will happen to my outstanding equity awards? Will they be converted to Getty Images shares?
Current awards will be replaced under Getty’s equity plan at close.  Under the signed agreement, underlying Shutterstock RSUs will convert to a mixture of unvested cash and equity in the same ratio as the “Mixed Election Shares” option offered to common shareholders covered in the agreement. The replacement awards will continue to have, and shall be subject to, the same terms and conditions as applied to the Shutterstock awards, including vesting dates, in place today.

If my position is eliminated, will severance pay be offered?
For one year following the date of close, Getty has committed to ensure that severance benefits will remain at least as generous as the severance benefits offered under Shutterstock’s current policies and practices in each region.

US Employees:  The Shutterstock, Inc. Severance Plan, a welfare benefit plan under the federal Employee Retirement Income Security Act of 1974,  provides for severance benefits at specified levels, pursuant to the eligibility requirements and conditions of the Plan. You can review the current Plan on the Lens.

All Other Countries: In the event your role is eliminated within 1 year after the close, severance will be determined in accordance with any applicable local Shutterstock custom and practice, collective bargaining agreements, contractual agreements, and statutory employment laws.

How will this announcement impact promotions? Will promotions / salary increases still be given while the deal is in process?
This news will not affect promotions or planned salary increases during the pre-close period.

Will there be changes to company processes and procedures?
From now until the transaction closes, there will be no change to our policies and procedures as a result of or related to the potential merger. As soon as we know of any changes post close, we will update you.

How will this impact remote work policies while we move towards close? Is Getty Images flexible about working from home or remote working?
Until the transaction closes, it remains business as usual and Shutterstock will remain a flexible working environment. We do know that Getty currently operates similar to Shutterstock in regards to remote working - they have and encourage an in office presence but it is not mandated.

Will I need to relocate before the deal is closed? What about after the deal is closed?
Until the transaction closes, it remains business as usual with no relocations planned. Discussions on the specifics of the future organization are ongoing and we will provide updates as they become available.

Can I apply to roles at Getty Images?
Until the deal closes, anyone applying to Getty Images would be considered an external candidate..

How will I receive updates on the merger?
You can expect that as we move through the process, we will communicate as soon as new information is confirmed. There may be periods where there isn’t a lot of new information, but multiple channels will be available for you to raise questions (All Hands meetings, Slack channel, leadership, etc.) and we will provide answers as quickly as the process allows. We will also establish an area on the Lens where you can get the latest updates.

Can I post on social media?
The Security and Exchange Commission has strict rules around employees communicating about a potential merger. You should not discuss or respond to discussions on social media regarding the merger in any manner. You may like or repost official company postings.

How should I handle media inquiries about the merger?
If you receive any media inquiries, please do not respond and forward to our Head of External Communications, Lori Rodney at lrodney@shutterstock.com.

INTEGRATION:

When will integration efforts begin?
We will not be integrating the companies until close. During the pre-close period, we will operate independently and it is business as usual unless you hear otherwise. Discussions about the future organization and planning will be happening with a limited number of people from both companies as we progress toward the close of the transaction. We will keep you updated with any new information as it becomes available.

What are the combined company’s strategic priorities and in what areas will it focus its investments?
Discussions on the specifics of the future organization are ongoing and we will provide updates as they become available. Until the transaction closes, both companies will operate independently.

Will this merger increase Shutterstock's ability to create new products and focus on innovation?
Yes. One of the benefits of the merger of our complementary companies is an increased capacity to invest in growth and innovation, including investment in innovative content creation, expanded event coverage, and customer-facing technologies and capabilities such as search, 3D imagery and generative AI.

What if I am working on a project that is future focused and has implications to our business post close?
Our plan is to continue to focus on our current 2025 strategy. If this changes, we will communicate it immediately. Please have discussions with your leaders if you have questions or concerns about what you are working on, otherwise, it is business as usual and you should continue to focus on your 2025 goals as planned.

Before the deal closes, can we interact with Getty teams?
We should not be working with Getty teams on anything related to this deal. A limited number of people will be involved in discussion around planning for the integration following transaction close. Until then, Shutterstock and Getty Images will continue to operate as independent companies. If you currently have interactions with Getty as part of your Shutterstock role, please continue as you have been.

Will the Shutterstock brand remain?
What we do know from Getty is that they expect Shutterstock to continue as a brand and website based on its incredible brand equity built by Jon Oringer and our talented team.

Are we still planning the brand refresh?
Yes. Our current plan is to continue to focus on our 2025 strategy and priorities as we have planned. We commit to communicate timely on any changes or updates to our 2025 strategy.

What’s going to happen to GIPHY and Envato? Will we continue with existing integration plans?
Yes, we will continue to progress on our current 2025 plans with GIPHY and Envato.

Before the deal closes, will Shutterstock be able to use Getty Images resources to support its goals?
No. Both companies will continue to operate independently until the transaction closes.

Does this mean Getty Images has to approve all business decisions at Shutterstock?
Until the transaction closes, both companies will continue to operate independently.

What role will Shutterstock’s board of directors have in the combined company?
After close, the combined company will have an eleven-member board of directors, comprised of:
-	Craig Peters (Getty Images CEO)
-	Six directors designated by Getty
-	Four directors designated by Shutterstock (inclusive of Paul Hennessy)

CUSTOMERS, CONTRIBUTORS & PARTNERSHIPS:

What does this mean for our customers?
Until the deal is closed, Shutterstock and Getty remain independent companies and it is business as usual for our customers. Once the deal is closed, as a combined company, we expect our customers to benefit from a content library with greater depth and breadth and an increased capacity for product investment and innovation.

How does this impact companies who are customers of both Getty and Shutterstock?
Until the deal is closed, Shutterstock and Getty remain independent companies and it is business as usual for our customers. Once the deal is closed, as a combined company, we expect our customers to benefit from a content library with greater depth and breadth and an increased capacity for product investment and innovation.

What does this mean for our contributors?
Until the deal is closed, Shutterstock and Getty remain independent companies and it is business as usual for our contributors. Shutterstock will continue to operate under our current brand and our commitment to empowering creatives will continue. The services and support contributors have to come to expect from us, and the relationship we have, will remain. The combined company will significantly expand contributor reach across geographies and customer types.

What does this mean for our vendors and strategic partners?
Until the deal is closed, Shutterstock and Getty remain independent companies and it is business as usual for our vendor and strategic partners.

***

Additional Information about the Acquisition and Where to Find It

In connection with the proposed transaction, Shutterstock intends to file a proxy statement with the Securities and Exchange Commission (the “SEC”), which will be included in the registration statement on Form S-4 intended to be filed by Getty Images and that also will include an information statement of Getty Images and constitute a prospectus with respect to shares of Getty Images’ common stock to be issued in the transactions (the “proxy and information statement/prospectus”).  Each of Getty Images and Shutterstock may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This filing is not a substitute for the proxy and information statement/prospectus or any other document that Getty Images or Shutterstock may file with or furnish to the SEC. The definitive proxy and information statement/prospectus (if and when available) will be mailed to stockholders of Getty Images and Shutterstock. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY AND INFORMATION STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH OR FURNISHED TO THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the proxy and information statement/prospectus (if and when available) and other documents containing important information about Getty Images, Shutterstock and the proposed transaction, once such documents are filed with or furnished to the SEC through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed with or furnished to the SEC by Getty Images will be available free of charge on Getty Images’ website at investors.gettyimages.com.  Copies of the documents filed with or furnished to the SEC by Shutterstock will be available free of charge on Shutterstock’s website at investor.shutterstock.com.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. Getty Images, Shutterstock and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Getty Images, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Getty Images’ proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 24, 2024. Information about the directors and executive officers of Shutterstock, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shutterstock’s proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 26, 2024. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy and information statement/prospectus and other relevant materials to be filed with or furnished to the SEC regarding the proposed transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

The statements in this communication, and any related oral statements, include forward-looking statements concerning Getty Images, Shutterstock, the proposed transaction described herein and other matters. All statements, other than historical facts, are forward-looking statements.  Forward-looking statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, financings or otherwise, based on current beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations.  Forward-looking statements speak only as of the date they are made or as of the dates indicated in the statements and should not be relied upon as predictions of future events, as there can be no assurance that the events or circumstances reflected in these statements will be achieved or will occur or the timing thereof.  Forward-looking statements can often, but not always, be identified by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “could,” “might,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” “anticipates,” “designed,” or the negative of these words and phrases, other variations of these words and phrases or comparable terminology, but not all forward-looking statements include such identifying words.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary.  The forward-looking statements in this communication relate to, among other things, obtaining applicable regulatory and stockholder approvals on a timely basis or otherwise, satisfying other closing conditions to the proposed transaction, on a timely basis or otherwise, the expected tax treatment of the transaction, the expected timing of the transaction, and the integration of the businesses and the expected benefits, cost savings, accretion, synergies and growth to result therefrom.  Important factors that could cause actual results to differ materially from such forward-looking statements include, among other things: failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; interloper risk; failure to satisfy other closing conditions to the transaction or to complete the transaction on anticipated terms and timing (or at all); negative effects of the announcement of the transaction on the ability of Shutterstock or Getty Images to retain and hire key personnel and maintain relationships with customers, suppliers and others who Shutterstock or Getty Images does business, or on Shutterstock or Getty Images’ operating results and business generally; risks that the businesses will not be integrated successfully or that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth, as expected (or at all), or that such benefits may take longer to realize or may be more costly to achieve than expected; the risk that disruptions from the transaction will harm business plans and operations; risks relating to unanticipated costs of integration; significant transaction and/or integration costs, or difficulties in connection with the transaction and/or unknown or inestimable liabilities; restrictions during the pendency of the transaction that may impact the ability to pursue certain business opportunities or strategic transactions; potential litigation associated with the transaction; the potential impact of the announcement or consummation of the transaction on Getty Images’, Shutterstock’s or the combined company’s relationships with suppliers, customers, employers and regulators; demand for the combined company’s products; potential changes in the Getty Images stock price that could negatively impact the value of the consideration offered to the Shutterstock stockholders; the occurrence of any event that could give rise to the termination of the proposed transaction; and Getty Images’ ability to complete any refinancing of its debt or new debt financing on a timely basis, on favorable terms or at all.  A more fulsome discussion of the risks related to the proposed transaction will be included in the proxy and information statement/prospectus.  For a discussion of factors that could cause actual results to differ materially from those contemplated by forward-looking statements, see the section captioned “Risk Factors” in each of Getty Images’ and Shutterstock’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, subsequent Quarterly Reports on Form 10-Q and other filings with the SEC.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward looking statements.  While the list of factors presented here is, and the list of factors presented in the proxy and information statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  Unlisted factors may present significant additional obstacles to the realization of forward looking statements.  Neither Getty Images nor Shutterstock assumes, and each hereby disclaims, any obligation to update forward-looking statements, except as may be required by law.